Exhibit 3.2

AMENDMENT TO THE BY-LAWS
OF
CELGENE CORPORATION

(Adopted by the Board of Directors effective February 17, 2010)

Article VII of the By-Laws of Celgene Corporation, is amended to read in its entirety as follows:

ARTICLE VII AMENDMENTS

Except as provided below, the holders of shares entitled at the time to vote for the election of directors shall have power to adopt, amend, or repeal the By-Laws of the Corporation by vote of not less than a majority of such shares, and except as otherwise provided by law, the Board of Directors shall have power equal in all respects to that of the stockholders to adopt, amend, or repeal the By-Laws by vote of not less than a majority of the entire Board.